SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Amendment No. 6 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

GANDER MOUNTAIN COMPANY

(Name of the Issuer)

Gander Mountain Company

Holiday Stationstores, Inc.

Holiday/GMTN Family LLC

Arthur T. Erickson, II

Brian A. Erickson

Neal D. Erickson

Richard A. Erickson

Gerald A. Erickson

Ronald A. Erickson

Charles E. Pihl

David C. Pratt

Mark R. Gale

David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92

Gratco, LLC

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36471P108

(CUSIP Number of Class of Securities)

Eric R. Jacobsen

Executive Vice President, General Counsel and Secretary

180 East Fifth Street, Suite 1300

Saint Paul, Minnesota 55101

Telephone: (651) 325-4300

Facsimile: (651) 325-2001

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

Copies to:

W. Morgan Burns	C. William Baxley
Jonathan R. Zimmerman	King & Spalding LLP
Faegre & Benson LLP	1180 Peachtree St. NE
2200 Wells Fargo Center	Atlanta, Georgia 30309
90 South Seventh Street	Telephone: (404) 572-4600
Minneapolis, Minnesota 55402-3901	Facsimile: (404) 572-5132
Telephone: (612) 766-7000
Facsimile: (612) 766-1600

This statement is filed in connection with (check the appropriate box):

☒                                  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

☐         The filing of a registration statement under the Securities Act of 1933.

☐         A tender offer.

☐         None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$23,850,047	$1,331

*

For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $23,850,047 in lieu of fractional shares immediately following a 1-for-30,000 reverse stock split to holders of fewer than 30,000 shares of the Issuer’s common stock prior to the reverse stock split.  The aggregate cash payment is equal to the product of the price of $5.15 per pre-split share and 4,631,077 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $23,850,047 and one-fiftieth of one percent. Previously paid.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT OR THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

RESULTS OF GOING PRIVATE TRANSACTION

On January 14, 2010 Gander Mountain Company (the “Company”) effected a 1-for-30,000 reverse split (the “Reverse Split”) of the Company’s common stock, par value $.01 per share.  Those shareholders who, immediately following the Reverse Split, owned less than one share of the common stock will, in lieu thereof, be paid an amount, in cash, equal to $5.15 per share of their pre-Reverse Split common stock, and will no longer be shareholders of the Company.   Immediately following the Reverse Split, the Company effected a forward split of the common stock (the “Forward Split” and together with the Reverse Split, the “Reverse/Forward Stock Split”) pursuant to which each share of common stock registered in the name of a shareholder holding at least one share of Common Stock immediately after the effective time of the Reverse Split, including fractions thereof for holders holding in excess of one whole share following the Reverse Split, were converted into 30,000 shares of common stock.

Wells Fargo Bank, N.A., who will act as the Company’s exchange and payment agent (the “Exchange Agent”), will send all shareholders with stock certificates representing the right to receive cash payments a letter of transmittal with instructions to be used to transmit common stock certificates. Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying stock certificate(s) to the Exchange Agent, each shareholder entitled to receive payment will receive a check for such shareholder’s stock. Shareholders should allow for approximately five business days after mailing for the Exchange Agent to receive the letter of transmittal and accompanying stock certificate. The Exchange Agent will send a check for such shareholder’s stock within approximately seven to ten business days after receiving such properly completed letter of transmittal and accompanying stock certificate. In the event we are unable to locate a shareholder, or if a shareholder fails properly to complete, execute and return the letter of transmittal and accompanying stock certificate to the Exchange Agent, any funds payable to such holder pursuant to the Reverse/Forward Stock Split will be held in escrow until a proper claim is made, subject to applicable abandoned property laws. Shareholders should not send their stock certificates to the Company or the Exchange Agent until after they have received the letter of transmittal and instructions.

The results of the Company’s going private transaction are as follows:

Number of shares outstanding prior to the transaction:	24,197,732
Number of shares outstanding after the transaction:	20,248,015
Approximate number of shareholders of record prior to the transaction:	92
Approximate number of shareholders of record after the transaction:	15
Total cash payable in lieu of fractional shares:	$20,341,042.28

The Company will issue Holiday Stationstores, Inc. and Gratco, LLC an aggregate of 3,949,717 shares of common stock in exchange for funding the amounts required to pay cash in lieu of the fractional shares resulting from the Reverse Split.

UPDATED OPINION OF GREENE HOLCOMB & FISHER, LLC

As previously announced, the special committee retained Greene Holcomb & Fisher, LLC (“Greene Holcombe”) to act as its independent financial advisor and to render to the special committee an opinion as to the fairness, from a financial point of view, to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split of the consideration such shareholders would receive in the transaction, and to unaffiliated continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split of the consideration to be offered to such continuing shareholders pursuant to the offers to purchase to be commenced by the Company following consummation of the Reverse/Forward Stock Split.

On September 27, 2009, Greene Holcomb delivered to the special committee its oral opinion, subsequently confirmed in writing, that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion, (i) the $5.15 per pre-split share to be received by the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split is fair, from a financial point of view, to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split (other than the Holiday Group, the Gratco Group and their affiliates); and (ii) the $5.15 per share to be offered to unaffiliated continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split is fair, from a financial point of view, to those continuing shareholders.

On January 14, 2010, at the request of the special committee, Greene Holcomb delivered to the special committee its bring-down oral opinion, subsequently confirmed in writing, that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion, (i) the $5.15 per pre-split share to be received by the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split is fair, from a financial point of view, to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split (other than the Holiday Group, the Gratco Group and their affiliates); and (ii) the $5.15 per share to be offered to unaffiliated continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split is fair, from a financial point of view, to those continuing shareholders.

The full text of Greene Holcomb’s written opinion dated January 14, 2010 is filed herewith as Annex A.  We urge our shareholders to read the Greene Holcomb opinion carefully in its entirety for a complete statement of the considerations and procedures followed, factors considered, findings, assumptions and qualifications made, the bases for and methods of arriving at these findings, limitations on the review undertaken in connection with the opinion, and judgments made or conclusions undertaken by Greene Holcomb in reaching its opinion.

While Greene Holcomb rendered its opinions and provided certain analyses to the special committee, Greene Holcomb was not requested to, and did not make, any recommendation to the special committee as to the specific form or amount of the consideration to be received by shareholders in the Reverse/Forward Stock Split and offers to purchase. Greene Holcomb’s written opinions, which were directed to the special committee, address only the fairness, from a financial point of view, of the consideration per share to be paid for fractional shares in connection with the Reverse/Forward Stock Split and to be offered in the offers to purchase, and do not address the Company’s underlying business decision to proceed with, or effect, the Reverse/Forward Stock Split, or the relative merits of the Reverse/Forward Stock Split compared to any alternative business strategy or transaction in which the Company might engage. As noted elsewhere in the information statement mailed to the Company’s shareholders, Greene Holcomb’s opinions to the special committee were one of many factors taken into consideration by the special committee and the board in determining to approve the Reverse/Forward Stock Split and the offers to purchase.

Greene Holcomb also made a presentation to the special committee providing updated financial analysis on January 12, 2010.  That presentation is filed as Exhibit (c.8) hereto. Information contained in updated presentation is substantially similar to the information provided in Greene Holcomb’s written presentation to the special committee on September 27, 2009, as described in the information statement mailed to the Company’s shareholders.  The financial analyses in the updated presentation were based on information about market, economic and other conditions and other information that was available as of January 12, 2010. Accordingly, the financial analyses differed due to changes in those conditions.

ADDITIONAL FILING PERSON

On or about January 12, 2010, certain members of the Erickson family, including certain of the Filing Persons, transferred their shares of the Company’s common stock to Holiday/GMTN Family LLC, a Minnesota limited liability company (“Holiday/GMTN”).  Holiday/GMTN engages in the principal business of investing.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of January 15, 2010 by (i) each member of the Holiday Group (and certain related parties); (ii) each member of the Gratco Group; (iii) each other holder known by us to be the beneficial owner of more than 5% of our common stock; and (iv) each of our directors and current executive officers. Unless otherwise stated, the address and phone number for all directors and executive officers is c/o Gander Mountain Company, 180 East Fifth Street, Suite 1300, Saint Paul, Minnesota 55101, (651) 325-4300.

Name of Beneficial Owner or Identity of Group(1)	Number of Shares Beneficially Owned Prior to the Reverse/Forward Stock Split	Percentage of Total
Executive Officers (other than Mr. Pratt):
Michael Owens	—

Eric R. Jacobsen	144,631	(2)	*
Mark A. Bussard	71,667	(3)	*
Kerry D. Graskewicz	26,250	(4)	*
Robert J. Vold	47,500	(5)	*
Lawrence (“Casey”) Ramm	19,583	(6)	*
Steven Uline	—

Filing Persons and Related Parties:
Holiday Stationstores, Inc.	9,964,703.011	(7)	41.2%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Holiday/GMTN Family LLC	1,042,174.926	(8)	4.3%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Arthur T. Erickson, II	11,006,877.937	(9)	45.5%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Brian A. Erickson	11,006,877.937	(9)	45.5%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Neal D. Erickson	11,006,877.937	(9)	45.5%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Richard A. Erickson	11,006,877.937	(9)	45.5%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Gerald A. Erickson	10,000	(10),(11)	*
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Ronald A. Erickson	11,016,877.937	(9),(11)	45.5%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Charles E. Pihl	11,006,877.937	(9)	45.5%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

David C. Pratt	11,026,877.937	(12)	45.6%
7701 Forsyth Boulevard, Suite 1125
St. Louis, Missouri 63105
(314) 727-5800

David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92	1,400,000	(13)	5.8%
7701 Forsyth Boulevard, Suite 1125
St. Louis, Missouri 63105
(314) 727-5800

Gratco, LLC	9,606,877.937	(14)	39.7%
7701 Forsyth Boulevard, Suite 1125
St. Louis, Missouri 63105
(314) 727-5800

Brent G. Blackey	—		—
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Lynn M. Anderson	10,000	(15)	*
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Other beneficial owners:
Dimensional Fund Advisors LP	1,490,743	(16)	6.2%
Palisades West, Building One 6300 Bee Cave Road
Austin, Texas, 78746
(512) 306-7400

*	Less than 1%.

(1)	Applicable percentages with respect to shares beneficially owned are based on 24,197,732 shares of our common stock outstanding as of January 15, 2010.

(2)	Mr. Jacobsen directly owns 34,631 shares of common stock. Mr. Jacobsen also holds options to purchase 110,000 shares of common stock that vest within 60 days.

(3)	Mr. Bussard owns no direct shares of the company. Mr. Bussard holds options to purchase 71,667 shares of common stock that vest within 60 days.

(4)	Mr. Graskewicz owns no direct shares of the company. Mr. Graskewicz holds options to purchase 26,250 shares of common stock that vest within 60 days.

(5)	Mr. Vold holds options to purchase 47,500 shares of common stock that vest within 60 days.

(6)	Mr. Ramm owns no direct shares of the company. Mr. Ramm holds options to purchase 19,583 shares of common stock that vest within 60 days.

(7)

Does not include additional shares to be issued to Holiday in connection with funding the offers to purchase pursuant to the Funding Agreement. Holiday possesses sole voting and investment power with respect to the shares shown. Holiday’s board of directors, consisting of Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Richard A. Erickson, Ronald A. Erickson and Charles E. Pihl, possess sole voting and dispositive control over the shares of our company owned by Holiday.

(8)

Holiday/GMTN’s board of governors, consisting of Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Richard A. Erickson, Ronald A. Erickson and Charles E. Pihl, possess sole voting and dispositive control over the shares of our company owned by Holiday/GMTN.

(9)

Includes 9,964,703.011 shares owned by Holiday and 1,042,174.926 shares owned by Holiday/GMTN, as to which the individual is deemed to have, as a result of the individual’s role as a director of Holiday and a governor of Holiday/GMTN, shared voting and investment power with the other directors of Holiday and governors of Holiday/GMTN.

(10)

Mr. Erickson ceased being a Holiday director on September 18, 2007, and as of that date no longer was deemed to have shared voting or investment power with respect to shares of common stock owned by Holiday.

(11)	Includes 10,000 shares that Mr. Erickson has the right to acquire upon the exercise of options that vest within 60 days.

(12)

Based, in part, on the information contained in an amended Schedule 13D filed with the Commission on October 1, 2009 by Mr. Pratt, reflecting his beneficial ownership as of October 1, 2009. The total included in the table reflects (a) Mr. Pratt’s fully vested options to purchase 20,000 shares of common stock, (b) Gratco, LLC’s ownership of 9,606,877.937 direct shares of common stock, and (c) ownership of the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92 (the “GRAT”) of 1,400,000 direct shares of common stock. The Schedule 13D was filed jointly with Mark R. Gale, as the owner and controlling person of the sole trustee of the GRAT. For purposes of Section 13(d) of the Securities Exchange Act of 1934, securities held by the GRAT are deemed to be beneficially owned by Mr. Gale, as the owner and controlling person of the sole trustee. Therefore, this information is provided for informational purposes only and Mr. Pratt and Mr. Gale disclaim beneficial ownership of the securities held by the GRAT.

(13)

Based, in part, on the information contained in an amended Schedule 13D filed with the Commission on October 1, 2009 by Mr. Pratt, reflecting his beneficial ownership as of October 1, 2009. The total included in the table reflects the GRAT’s ownership of 1,400,000 direct shares of common stock and no other shares reported in the Schedule 13D. The Schedule 13D was filed jointly with Mark R. Gale, as the owner and controlling person of the sole trustee of the GRAT.

(14)

Based, in part, on the information contained in an amended Schedule 13D filed with the Commission on October 1, 2009 by Mr. Pratt, reflecting his beneficial ownership as of October 1, 2009. Does not include additional shares to be issued to Gratco pursuant to the offers to purchase in connection with funding the Reverse/Forward Stock Split. The total included in the table reflects Gratco, LLC’s ownership of 9,606,877.937 direct shares of common stock and no other shares reported in the Schedule 13D. The David C. Pratt Irrevocable Grantor Retained Annuity Trust possesses sole voting and investment control over the shares of our company owned by Gratco. Mr. Gale and Mr. Pratt, as the controlling persons of the trustees of The David C. Pratt Irrevocable Grantor Retained Annuity Trust, have shared voting and dispositive control with respect to shares held by Gratco.

(15)	Includes 10,000 shares that Ms. Anderson has the right to acquire upon the exercise of options.

(16)

Based on information contained in a Schedule 13G filed with the Commission on February 9, 2009 reflecting the beneficial ownership of Dimensional Fund Advisors LP as of December 31, 2008. Dimensional Fund Advisors LP reported sole voting power with respect to 1,490,743 shares and sole dispositive power with respect to 1,490,743 shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this transaction statement is true, complete and correct.

Date: January 28, 2010		GANDER MOUNTAIN COMPANY

	By:	/s/ ERIC R. JACOBSEN
Eric R. Jacobsen
Executive Vice President, General Counsel and Secretary

Date: January 28, 2010		HOLIDAY STATIONSTORES, INC.

	By:	/s/ RONALD A. ERICKSON
Ronald A. Erickson
Chief Executive Officer

Date: January 28, 2010		HOLIDAY/GMTN FAMILY LLC

	By:	/s/ RONALD A. ERICKSON
Ronald A. Erickson
Chief Executive Officer
Date: January 28, 2010		/s/ ARTHUR T. ERICKSON, II
Arthur T. Erickson, II

Date: January 28, 2010		/s/ BRIAN A. ERICKSON
Brian A. Erickson

Date: January 28, 2010		/s/ NEAL D. ERICKSON
Neal D. Erickson

Date: January 28, 2010		/s/ RICHARD A. ERICKSON
Richard A. Erickson

Date: January 28, 2010		/s/ GERALD A. ERICKSON
Gerald A. Erickson

Date: January 28, 2010		/s/ RONALD A. ERICKSON
Ronald A. Erickson

Date: January 28, 2010		/s/ CHARLES E. PIHL
Charles E. Pihl

Date: January 28, 2010		/s/ DAVID C. PRATT
David C. Pratt

Date: January 28, 2010	DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST, DATED 12/1/92

By: Calco, Inc.
Its: Trustee

	By:	/s/ MARK GALE
Mark Gale
President

Date: January 28, 2010	GRATCO, LLC

	By:	/s/ DAVID C. PRATT
David C. Pratt
Manager

Date: January 28, 2010
/s/ MARK R. GALE
Mark R. Gale

EXHIBIT INDEX

Exhibit No.	Description
(a)	The information statement, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.1)	The opinion of Greene Holcomb & Fisher LLC, dated September 27, 2009, attached as Annex A to the information statement, is incorporated herein by reference. (previously filed)

(c.2)

Final presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.3)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on September 27, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.4)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on September 21, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.5)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on May 15, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.6)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on April 24, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.7)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on April 21, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.8)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on January 12, 2010, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference.

(d.1)

Form of promissory note pursuant to the Term Loan Agreement dated as of June 9, 2008 among the Company, Gratco, LLC and Holiday Companies, incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q Report (File No. 0-50659) for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008.

(d.2)

Stock Purchase Agreement, dated November 11, 2006, among the Company and the investors named therein, incorporated by reference to Exhibit 10 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on December 13, 2006.

(d.3)

Term Loan Agreement, dated as of June 9, 2008, among the Company, Gratco, LLC and Holiday Companies, incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q Report (File No. 0-50659) for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008.

(d.4)

Registration Rights Agreement among the Company and the shareholders listed in the schedule thereto dated March 11, 2004, incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-112494), filed with the Commission on March 15, 2004.

Exhibit No.	Description
(d.5)

Employment Agreement dated January 9, 2009, by and between the Company and Michael Owens, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on January 13, 2009.

(d.6)

Intercreditor Agreement among Fleet Retail Finance, Inc., in its capacity as agent, Holiday Companies and the Company dated as of December 19, 2001, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (Registration No. 333-112494), filed with the Commission on February 5, 2004.

(d.7)

Form of Employment Agreement for the Company’s Executive Vice Presidents, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on March 7, 2006.

(d.8)

Form of Employment Agreement for the Company’s Senior Vice Presidents, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on March 7, 2006.

(d.9)

Funding and Indemnification Agreement, dated September 27, 2009, between the Company and Holiday Stationstores, Inc. , incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on September 29, 2009.

(d.10)

Funding and Indemnification Agreement, dated September 27, 2009, between the Company and Gratco, LLC., incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on September 29, 2009.

(f)	Not applicable.

(g)	Not applicable.

Annex A

90 SOUTH 7TH STREET 54TH FLOOR MINNEAPOLIS, MN 55402 PHONE 612.904.5700 FAX 612.904.5719 WWW.GHF.NET

January 14, 2010

Special Committee of the Board of Directors

Gander Mountain Company

180 5th St E # 1300
St Paul, MN 55101-1664

Ladies and Gentlemen:

Gander Mountain Company (the “Company”) has previously announced a 1 for 30,000 reverse stock split (the “Reverse Split”), which will then be immediately followed by a 30,000 for 1 forward stock split.  As a result of the reverse-forward stock split (the “Reverse/Forward Split”), (a) each shareholder owning fewer than 30,000 shares of the Company’s common stock before the split (a “Cashed-Out Holder”) will receive $5.15 in cash for each of such shareholder’s pre-split shares (the “Cancellation Price”), and (b) each share of the Company’s common stock held by a shareholder owning 30,000 or more shares before the split (a “Remaining Holder”) will continue to represent one share of the Company’s common stock.  In connection with the Reverse/Forward Split, we understand that under two Funding and Indemnification Agreements dated September 27, 2009 with the Company (the “Agreements”), certain shareholders of the Company (the “Funding Shareholders”) have agreed to offer to purchase (the “Offer to Purchase,” and together with the Reverse/Forward Split, the “Transaction”) at a price per share equal to the Cancellation Price all shares of the Company’s common stock that remain outstanding and are held by the remaining shareholders other than the Funding Shareholders and affiliates of the Funding Shareholders (the “Remaining Holders”).  In addition, under the Agreements, the Funding Shareholders have agreed to be responsible for the Company’s obligations to pay for fractional shares in the Reverse Split, to indemnify the Company, and to make payments for the Company in the event the Company is required to pay current or former shareholders any amounts in excess of the Cancellation Price.  The Transaction is described in more detail in a Schedule 13E-3, as amended, filed by the Company with the Securities and Exchange Commission.

On September 27, 2009, we provided an opinion to the Special Committee of the Board of Directors of the Company (the “Committee”) that, as of September 27, 2009, (i) the Cancellation Price to be received by the Cashed-Out Holders in the Reverse Split is fair, from a financial point of view, to the Cashed-Out Holders, and (ii) the Cancellation Price to be offered to the Remaining Holders is fair, from a financial point of view, to the Remaining Holders.

You have asked us to update our opinion as of the date hereof.

In the course of performing our review and analyses for rendering this opinion, we have:

•                  reviewed publicly available financial and other data regarding the Company;

•                  reviewed certain financial forecasts for the Company, including the Company’s financial forecasts for the periods ending January 30, 2010 through 2016 (the “Projections”), including an updated financial forecast for the period ending January 29, 2011, all as prepared and provided to us by the Company’s management;

•                  performed discounted cash flow analyses based on the Projections;

•                  met with certain members of the Company’s management and separately with each of the Funding Shareholders to discuss the Company’s business, operations, historical and projected financial results and future prospects, the Company’s current financing position and arrangements, the Transaction and alternative transactions available to the Company;

•                  reviewed the historical prices, trading multiples and trading volumes of the Company’s common stock;

•                  reviewed recent analyst reports regarding the Company and its industry;

•                  reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to the Company;

•                  reviewed other publicly available financial and stock price data for reverse stock split transactions completed in connection with contemplated de-registration of stock under the Securities Exchange Act of 1934, as amended;

•                  reviewed the Company’s ownership profile, before and pro forma for the Reverse Split;

•                  reviewed the Agreements and the Company’s Schedule 13E-3, as amended, relating to the Transaction including the Information Statement dated December 23, 2009;

•                  discussed with management preliminary results for December 2009; and

•                  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by the Company or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of

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the Company. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information, including the Projections, provided to us, incomplete or misleading.  We have assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us.  We have also assumed that the Company is not a party to any material non-public pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any appraisal.  We express no opinion regarding the liquidation value of the Company.  In addition, we have undertaken no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject.  At the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters.

We have assumed that:  (i) all the necessary governmental and regulatory approvals and consents required for the Transaction will be obtained; and (ii) that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreements without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the Company or the contemplated benefits to the Company of the Transaction, or will otherwise change the amount of the Cancellation Price.  We do not express any opinion as to the price or range of prices at which the shares of the Company common stock may trade subsequent to the announcement of the Transaction.

Greene, Holcomb & Fisher LLC (“Greene Holcomb & Fisher”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.  We are currently acting as financial advisor to the Committee in connection with the Transaction, for which the Company has paid us and agreed to pay us fees that are not contingent on the consummation of the Transaction.  We received a fee for our services in rendering our opinion on September 27, 2009.  In addition, for our services in rendering this opinion, the Company will pay us a fee that is not contingent upon the consummation of the Transaction.  In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Greene Holcomb & Fisher may seek to provide the Company and its affiliates investment banking and other services unrelated to the Transaction in the future.

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This letter is furnished pursuant to our engagement letter dated April 7, 2009, as amended, and has been approved by our fairness opinion committee.  It is understood that this letter is intended for the benefit and use of the Committee in connection with its consideration of the Transaction.  This opinion does not constitute a recommendation to the Committee as to how to vote in connection with its consideration of the Transaction nor does this letter constitute a recommendation to any Remaining Holder as to whether to tender any shares of the Company’s common stock in response to the Offer to Purchase. This letter does not address the Company’ underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, or the effects of any other transaction in which the Company might engage.

Furthermore, this letter does not address:  (i) the tax or legal consequences of the Transaction to the Company, its security holders or any other party; or (ii) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including the fairness of the Transaction to the Cashed-Out Holders vis-à-vis the Remaining Holders).  We did not consider any benefits that may inure to any shareholder of the Company as a result of the Transaction or any related transactions other than in that shareholder’s capacity as a Cashed-Out Holder of the Company’s common stock or a shareholder receiving the Offer to Purchase.  This letter addresses solely the Cancellation Price payable to the Cashed-Out Holders and offered to the Remaining Holders, and does not address any other term of agreement relating to the Transaction.

This letter may not be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may, if required by law, be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in connection with the Transaction.

We note that the Reverse Split and the Offer to Purchase will take place at different times after the date hereof.  Our opinion relates to the fairness of the Cancellation Price to the Cashed-Out Holders and offered to Remaining Holders as of the date hereof.  Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.  Events occurring after the date hereof could materially affect the assumptions used in preparing, and the conclusions reached in, this opinion.  We assume no responsibility for updating, revising or reaffirming our opinion based on circumstances or events occurring after the date hereof.

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Based on and subject to the foregoing, it is our opinion that, as of the date hereof:  (i) the Cancellation Price to be received by the Cashed-Out Holders in the Reverse Split is fair, from a financial point of view, to the Cashed-Out Holders (other than Funding Shareholders and their affiliates); and (ii) the Cancellation Price to be offered to the Remaining Holders is fair, from a financial point of view, to the Remaining Holders.

Sincerely,

GREENE HOLCOMB & FISHER LLC

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